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VIA EDGAR

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Bandwidth Inc. is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. Section 200.83, with respect to certain confidential information that has been omitted from this letter. This letter is being provided to the Staff in its entirety, with redacted portions highlighted, in hard copy under separate cover along with the request for confidential treatment.

Re: Bandwidth Inc. Registration Statement on Form S-1 Filed October 13, 2017 File No.: 333-220945

Dear Ms. Jacobs:

On behalf of our client, Bandwidth Inc., a Delaware corporation (the “Company”), as previously discussed with the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”), this letter supplements the Company’s Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company submitted to the Commission on October 13, 2017 (the “Registration Statement”), pursuant to applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

The Company is providing the Staff with a supplemental submission regarding the form of proposed disclosure of the Company’s preliminary results for the three months and nine months ended September 30, 2017 to be included in the “Prospectus Summary” section of the prospectus contained in the Registration Statement. Because the quarter closing procedures are

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such portions of this letter.

October 23, 2017

still in progress, the Company cannot provide final numbers for the estimated results at this time; however, the Company respectfully requests that the Staff review the following proposed disclosure in advance of its inclusion in the Registration Statement:

Preliminary Financial Results for the Three and Nine Months Ended September 30, 2017

Our financial results for the three and nine months ended September 30, 2016 and 2017 are not yet complete and will not be available until after the completion of this offering. Accordingly, we are presenting below certain preliminary estimated unaudited financial results for the three and nine months ended September 30, 2016 and 2017. Our preliminary estimated results contained in this prospectus have been prepared by our management in good faith based upon our internal reporting for the three and nine months ended September 30, 2016 and 2017. These estimates are preliminary and actual results may be outside of the provided range. Additionally, our estimated results are forward-looking statements based solely on information available to us as of the date of this prospectus and may differ materially from actual results, although we have not identified any unusual or unique trends that occurred during the period presented. Actual results remain subject to the completion of management’s review and our other financial closing procedures. Therefore, you should not place undue reliance on this preliminary data. Please refer to “Special Note Regarding Forward-Looking Statements.” These preliminary estimated unaudited financial results should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. For additional information, please see “Risk Factors.”

The preliminary estimated unaudited financial results included in this prospectus have been prepared by and are the responsibility of our management, and our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial results.

The preliminary estimated unaudited financial results disclosed below reflect management’s estimates based solely upon information available as of the date of this prospectus and are not a comprehensive statement of our financial results for the three and nine months ended September 30, 2016 and 2017. The information presented herein should not be considered a substitute for the financial information to be filed with the SEC in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2016 and 2017 once it becomes available. We have no intention or obligation to update the preliminary estimated unaudited financial results in this prospectus prior to filing our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2016 and 2017.

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such portions of this letter.

October 23, 2017

	Three Months Ended September 30,					Nine Months Ended September 30,
	2016	2017 Range				2016	2017 Range
		Low		High			Low		High
	(In thousands)
Revenue
CPaaS revenue	$30,249	$	[***]	$	[***]	$86,900	$	[***]	$	[***]
Other revenue	8,354		[***]		[***]	26,472		[***]		[***]

Total revenue	$38,603		$[***]	$	[***]	$113,372		$[***]	$	[***]
Income from continuing operations	4,017		[ ● ]		[ ● ]	11,589		[ ● ]		[ ● ]
Number of active CPaaS customer accounts(1)	781		918			781		918

(1)	Number presented is actual number of active CPaaS customer accounts as of September 30, 2017.

Comparison of the Three Months Ended September 30, 2016 and 2017

We estimate that total revenue will be between $[***] million and $[***] million for the three months ended September 30, 2017 compared to $38.6 million for the three months ended September 30, 2016. We estimate that CPaaS revenue will be between $[***] million and $[***] million for the three months ended September 30, 2017 compared to $30.2 million for the three months ended September 30, 2016. The increase in CPaaS revenue was primarily attributable to an increase in the usage of all our service offerings, particularly our voice and messaging usage, and additionally our phone number services and 911-enabled phone number services. The increase in usage was attributable, in part, to an 18% increase in the number of active CPaaS customer accounts. The overall increase in CPaaS revenue is estimated to be partially offset by pricing decreases that we have implemented over time with our customers in the form of lower usage prices to increase the reach and scale of our platform. In addition, we estimate that our dollar based net retention rate decreased during the period, consistent with the prior interim periods in 2017 primarily due to a strategic decision to no longer service a particular customer. We estimate that Other revenue will be between $[***] million and $[***] million for the three months ended September 30, 2017 compared to $8.4 million for the three months ended September 30, 2016. The decrease in Other revenue is primarily attributable to the expected decline in legacy services, which was partially offset by an increase in indirect revenue.

We estimate that income from continuing operations will be between $[ ● ] million and $[ ● ] million for the three months ended September 30, 2017 compared to $4.0 million for the three months ended September 30, 2016. The decrease in income from continuing operations is primarily attributable to increased operating expenses. The most significant driver of this increase in operating expenses is higher general and administrative expenses, primarily due to public company readiness costs. Other factors increasing operating expenses include higher research and development expense as we continued to invest in headcount and product development, as well as higher sales and marketing expense, primarily due to additional headcount. The decrease in income from continuing operations was partially offset by higher revenue and higher gross profit.

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such portions of this letter.

October 23, 2017

Comparison of the Nine Months Ended September 30, 2016 and 2017

We estimate that total revenue will be between $[***] million and $[***] million for the nine months ended September 30, 2017 compared to $113.4 million for the nine months ended September 30, 2016. We estimate that CPaaS revenue will be between $[***] million and $[***] million for the nine months ended September 30, 2017 compared to $86.9 million for the nine months ended September 30, 2016. The increase in CPaaS revenue was primarily attributable to an increase in the usage of all our service offerings, particularly our voice and messaging usage, and additionally our phone number services and 911-enabled phone number services. The increase in usage was attributable, in part, to an 18% increase in the number of active CPaaS customer accounts. This overall increase in CPaaS revenue is estimated to be partially offset by pricing decreases that we have implemented over time with our customers in the form of lower usage prices to increase the reach and scale of our platform. In addition, we estimate that our dollar based net retention rate decreased during the nine months ended September 30, 2017 primarily due to a strategic decision to no longer service a particular customer. We estimate that Other revenue will be between $[***] million and $[***] million for the nine months ended September 30, 2017 compared to $26.5 million for the nine months ended September 30, 2016. The decrease in Other revenue is primarily attributable to the expected decline in legacy services and a decline in indirect revenue.

We estimate that income from continuing operations will be between $[ ● ] million and $[ ● ] million for the nine months ended September 30, 2017 compared to $11.6 million for the nine months ended September 30, 2016. The decrease in income from continuing operations is primarily attributable to increased operating expenses. The most significant driver of this increase in operating expenses is higher general and administrative expenses, primarily due to public company readiness costs. Other factors increasing operating expenses include higher research and development expense and higher sales and marketing expense, primarily due to additional headcount. The decrease in income from continuing operations was partially offset by higher revenue and higher gross profit.

The Company and the underwriters are currently preparing to circulate copies of the preliminary prospectus in connection with the offering of shares of the Company’s Class A common stock as early as on or about Monday, October 30, 2017. We would be grateful for the Staff’s efforts to provide any further comments as soon as possible.

If you have any questions or comments regarding this letter, please do not hesitate to contact me at (212) 906-1311 or my colleague, Shagufa Hossain, at (202) 637-2323.

Very truly yours,

/s/ Michael Benjamin

Michael Benjamin

of LATHAM & WATKINS LLP

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such portions of this letter.

October 23, 2017

cc:

David A. Morken, Bandwidth Inc.

John C. Murdock, Bandwidth Inc.

Jeff Hoffman, Bandwidth Inc.

W. Christopher Matton, Bandwidth Inc.

John Chory, Latham & Watkins LLP

Shagufa Hossain, Latham & Watkins LLP

Freedom of Information Act Office

[***] Certain information in this document has been omitted and provided separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to such portions of this letter.